March 13, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Approaches 40 Million Ounces at La Preciosa

VANCOUVER, British Columbia - Orko Silver Corp. – (TSX.V - OK) is pleased to announce a third update to the silver-gold Resource Estimate on La Preciosa Project in Durango, Mexico.

Orko is pleased to report the new La Preciosa resource estimate utilizing both 100 g/t and 150 g/t silver equivalent (Ag-Eq) cut offs. Based on a 100 g/t cut off, La Preciosa now has an outlined Inferred Resource of 5.72 million tonnes grading 192.9 silver grams per tonne (g/t) and 0.345 gold g/t, for a silver-equivalent grade of 213.6 g/t. This represents a contained silver-equivalent metal content to 1,223 million grams (39.3 million ounces).

Based on a 150 g/t cut off, La Preciosa now has an outlined Inferred Resource of 4.39 million tonnes grading 229.9 silver grams per tonne (g/t) and 0.396 gold g/t, for a silver-equivalent grade of 253.7 g/t. This represents a contained silver-equivalent metal content to 1,114 million grams (35.8 million ounces). In both cut-offs estimates, high-grade values are truncated at 1,000 g/t Ag and 5 g/t Au as described below.

Gary Cope, President of Orko, adds, “This increase in the resource estimate brings us significantly closer to our minimum target of 100 million silver equivalent ounces at La Preciosa. Drilling is continuing with 2 rigs working 24 hours a day 7 days a week. We are currently drilling holes 105 and 106. This resource estimate is based only on data up to and including hole 76. I am also pleased to report that the turnaround time in receiving assays has improved with backlogs at the labs being significantly reduced. Geophysics crews are due to begin work on Santa Monica next week and soil and rock sampling on San Juan has already begun. We are extremely excited with the positive developments on our projects as we continue to build the value of Orko Silver Corp.”

Inferred Resource Estimate – III

Results of the Inferred Resource Estimate – III, dated 11 March 2007.

On 7 September 2006, Orko released information on the second Inferred Resource Estimate, compliant with the requirements of NI 43-101, for La Preciosa Deposit. It was based on the first 38 holes drilled by Orko in 2005-06 and 7 historical holes from 1981-82.

Using the identical methodology and adding the results up to BP06-76, the “Inferred Resource Estimate – III” has the following changes at two cut-off levels, > 100 g/t and a more conservative > 150 g/t.

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Cut-off @ > 100 g/t Ag-Eq: Tonnes and Grade:

Date	Tonnes (millions)	Ag (g/t)	Au(g/t)	Ag-Eq
Jan-06	n/a	n/a	n/a	n/a
Sep-06	4.05	207.4	0.384	230.4
Mar-07	5.72	192.9	0.345	213.6

n/a- The company did not complete a 100 g/t cut-off resource estimate in Jan 2006 Total Contained Metal:

Date	Jan 2006	Sept 2006	March 2007
Silver (million grams)	n/a	839	1,104
Silver (million ounces)	n/a	27.0	35.5

Gold (million grams)	n/a	1.55	1.97
Gold (ounces)	n/a	50,000	63,400

Silver-Eq (million grams)	n/a	932	1,223
Silver-Eq (million ounces)	n/a	30.0	39.3

n/a- The company did not complete a 100 g/t cut-off resource estimate in Jan 2006 Cut-off @ > 150 g/t Ag-Eq:

Tonnes and Grade:

Date	Tonnes (millions)	Ag (g/t)	Au(g/t)	Ag-Eq
Jan-06	2.72	227.2	0.464	255.0
Sep-06	3.42	235.0	0.435	261.1
Mar-07	4.39	229.9	0.396	253.7

Total Contained Metal:

Date	Jan 2006	Sept 2006	March 2007
Silver (million grams)	618	803	1,010
Silver (million ounces)	19.9	25.8	32.5

Gold (million grams)	1.26	1.49	174
Gold (ounces)	40,400	47,800	55,900

Silver-Eq (million grams)	694	892	1,114
Silver-Eq (million ounces)	22.3	28.7	35.8

Lead and zinc grades were estimated to be 0.33% and 0.25% respectively and may be recovered in future operations, but are not used in the estimation of silver-equivalent for the purposes of this study. Silver-equivalent is calculated as silver plus 60 times gold, with metallurgical recoveries and net smelter returns assumed to be 100%.

The mineral resource estimate is based upon assay results from 79 of 84 diamond drill holes on La Preciosa Ridge, totaling 28,563 metres of core. The remaining 5 diamond drill holes are located outside of the current study area. The initial program drilled in 1981-82, consisting of 7 drill holes for 1,319 metres, was performed by Luismin S.A. de C.V., and the 2005-06 drill programs of 76 drill holes totaling 27,544 metres was drilled by Major Drilling International, under the direction of Orko Silver. Average drill hole spacing is approximately 100 metres. For the 1981-82 programs, analytical testing was performed by the Luismin Labs, Durango, Mexico. Samples from the 2005-06 programs are sent to SGS Mineral Services prep lab in Durango, with the pulps then sent to SGS Mineral Services accredited laboratory in Toronto, Canada. All samples have been analyzed by 40 element Inductively-Coupled Plasma (ICP) analyses, with gold determined by Fire Assay (FA) and silver determined by Atomic Absorption Spectrometry (AAS). Coarse sample rejects are then collected from SGS in Durango and returned to the project site to be available for future testing. A detailed QA/QC program has been implemented since the beginning of the 2005-06 drilling, with control standards and blanks being inserted every 10th sample submitted, as well as duplicate analyses every 12th sample.

La Preciosa is an epithermal vein hosted silver-gold deposit located at 2,100 metres elevation on the eastern side of the Sierra Madre Occidental Mountains of north-central Mexico. The resource estimate is for the Abundancia and La Gloria Veins each over a strike length of 1.2 kilometres, Luz Elena Vein for 800 metres and Esperancita Vein for 300 metres in the “Mina La Preciosa Sector”, plus the Abundancia Vein for a further 850 metres in the “Zona Sur Sector”. The Abundancia and La Gloria Veins coalesce at depth, the merged vein is known as the Abundancia Vein. More strike length potential and down dip projections, as well as additional veins are currently being tested. Ore-shoots have been projected a maximum 25 meters vertically below drill intercepts. Samples assaying above 5 g/t gold or 1,000 g/t silver have been top truncated to these levels respectively as a conservative measure.

Resource estimates were prepared on vertical longitudinal sections for each vein, with changes in dip of veins taken from 100 metre cross sections for volumetric adjustments. On the longitudinal sections, multiple ore-shoot locations were interpreted, defined by structure and underground sampling utilizing minimum cut-offs of 100 and 150 g/t Ag-Eq over true vein widths greater than 1.5 metres, to constrain contiguous mineralized zones. Specific gravity data is available for every sample submitted during the 2005-06 programs and was used for volume to tonnage determination. Grades were then estimated by weighted average (weighted by true thickness) of all drill intercepts within each ore-shoot.

The bulk of the drilling (96%) is from the 2005-06 programs. All holes were started in HQ-size core, with reduction to NQ-size core at approximately 260 metre down hole depth. Samples were marked by geologists to conform to lithological/alteration changes, with individual samples taken over lengths less than or equal to two metres. The core was cut in half with a diamond saw. One-half of the core is stored in the original core boxes in core storage buildings on site. The other half of the cut core samples were placed in sample bags and transported by Orko personnel to the SGS Mineral Services lab in Durango, Mexico.

The 1981-82 drilling amounts to 4% of the drill core for this study. The core was either BQ-size or AX-size and split by a chisel core-splitter. Half of the samples were submitted to the Luismin Labs in Durango for testing. The remaining half core is stored in the original core boxes in a core storage building on site and is accessible. Results from the 1981-82 drilling are in good agreement with the results from the 2005-06 drilling. Additional historical data of over 1300 channel samples from approximately 2.4 kilometers from drifting were not used in this study, as they have not yet been verified, however, the underground samples also correlate well with the drilling results and were used to delineate ore-shoot boundaries.

Independent mining engineer David Gunning, P.Eng., and Company geologist Ben Whiting, P.Geo., Qualified Persons as defined by National Instrument (NI) 43-101, were responsible for the 19 January 2006 mineral resource estimate. Ben Whiting has prepared this 11 March 2007 mineral resource estimate to the identical standards. The resource estimate is classified as an Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101. This estimate will be filed in a technical report, compliant with NI 43-101 on SEDAR within 45 days. Mineral resources, which are not mineral reserves, have not demonstrated economic viability. Orko is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues, which may materially affect its estimate of mineral resources.

Ben Whiting, P.Geo., serving as the Qualified Person for this project, has read and approved the contents of this News Release.

A full table of significant drill results from Orko's 2005-06 76-hole drill programs is available at:

http://www.orkosilver.com/i/pdf/drillresults.pdf

About Orko Silver

Orko Silver Corp. is an aggressive exploration company with an increasing silver and gold resource. Orko Silver’s principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold exploration project. The company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open along strike and at depth.

In addition, mapping plus rock and soil sampling are being carried out on the adjacent Santa Monica Project, a joint venture with Goldcorp, Inc. and San Juan Project, a joint venture with Silver Standard Resources Inc. A geophysical survey is expected to start on Santa Monica in March 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml